[MARSH SUPERMARKETS, INC. LETTERHEAD]
August 4, 2006
VIA EDGAR AND HAND DELIVERY

Mr. H. Christopher Owings
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Marsh Supermarkets, Inc. Preliminary Proxy Statement on Schedule 14A Filed June 16, 2006 File No. 0-01532
Dear Mr. Owings:
     On behalf of Marsh Supermarkets, Inc. (the “Company”), we enclose for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission (the “Commission”), this response to the Commission’s comment letter dated July 12, 2006 relating to the Company’s Preliminary Proxy Statement on Schedule 14A. The enclosed revised Preliminary Proxy Statement is marked to show changes from the Preliminary Proxy Statement which was filed via EDGAR on June 16, 2006.
     Changes included in the enclosed revised Preliminary Proxy Statement are primarily in response to the Commission’s comment letter dated July 12, 2006. The revised Preliminary Proxy Statement also includes a Recent Developments section. For the sake of convenience, we have reproduced each relevant comment below with our response thereto following each such comment. We have referenced the comments as numbered in the Commission’s comment letter and did not change the references to page numbers contained in your comments.
General
1.	Comment: Please update your disclosure regarding the June 16, 2006 complaint filed in Hamilton Superior Court. Also, please tell us when you anticipate a ruling in that case.

Response: In response to this comment, we have included a new section on page 17 of the revised Preliminary Proxy Statement entitled “Recent Developments,” which includes updated disclosure regarding the complaint filed by the Company on

June 16, 2006 and subsequent answers filed by MSH Supermarkets Holding Corp. and MS Operations, Inc. and Cardinal Paragon, Inc. and Drawbridge Special Opportunities Advisors LLC. The trial was held on July 24 and July 25, 2006. On August 2, 2006, the Hamilton Superior Court entered an order and judgment, which is described on page 18 of the revised Preliminary Proxy Statement.

2.	Comment: We refer to the shareholder litigation filed on June 26, 2006. The complaint, among other matters, alleges breach of fiduciary duties by your officers and directors, seeks to block the Sun Capital Partners acquisition, and requests the court to order you to solicit additional offers for the company. Please include disclosure regarding this litigation and the effects on your proposed acquisition.

Response: In response to this comment, we have included disclosure regarding the shareholder litigation filed on June 27, 2006 in the “Recent Developments” section on page 18 of the revised Preliminary Proxy Statement.
The Merger Agreement, page 58
3.	Comment: We note the disclosure on page 58 that the description of the merger agreement “is not intended to provide any other factual information about [you] or MSH Supermarkets.” We also note on page 58 the disclosure that investors “should not rely on the representations and warranties as statements of factual information.” We note similar disclosure in the “Where You Can Find More Information” section on page 78. In that section, you also disclosed that the representations and warranties were “solely for the benefit of the parties to such contracts.” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response: In response to this comment, the disclosure on pages 60 and 80 of the revised Preliminary Proxy Statement has been revised to delete the language referred to in this comment.
Fairness Opinions
Annex C
4.	Comment: We note your statement in the penultimate paragraph of page C-2 that the “letter is for the information and use of the board of directors of Marsh” and was “not intended to confer rights or remedies upon any other entity or persons.” Please delete the disclosure that suggests investors are not entitled to rely on this opinion. In the alternative, please disclose the basis for Peter J. Solomon Company’s belief that shareholders cannot rely upon the opinion to support any claims against it arising under applicable state law. Please describe any applicable state-law authority regarding the availability of a potential defense. In the absence of applicable state-law authority, disclose that the availability of a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of a state-law defense to Peter J. Solomon Company would have no effect on the rights and responsibilities of either it or the board of directors under federal securities law.
Response: In response to this comment, the disclosure in the penultimate paragraph of page C-2 has been revised.
     By copy of this letter, we have provided directly to each of Howard Baik and Ellie Quarles a marked copy of the revised Preliminary Proxy Statement.
     The Company also acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments, please telephone the undersigned at (317) 594-2345, or in his absence, James A. Aschleman at (317) 569-4883, Christine Graffis Long at (317) 569-4879 or Janelle Blankenship at (317) 569-4881.

Very truly yours,

/s/ P. Lawrence Butt

P. Lawrence Butt
Senior Vice President, Counsel and Secretary
Enclosures

cc:	Howard Baik Ellie Quarles

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